

VIA FACSIMILE AND U.S. MAIL

August 27, 2009

Mr. Jeffrey Glick
Chief Executive Officer
Genesis Group Holdings, Inc.
1 University Place, Suite #12-C
New York, NY 10003

>   **Re: Genesis Group Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed April 17, 2009**
>   **File No. 0-32037**

Dear Mr. Glick:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Report of Independent Registered Public Accounting Firm, page F-1

1. Please provide an audit report containing the conforming signature as required by Regulation S-T and that conforms to the requirements in Rule 2-02 of Regulation S-X. The audit report must cover both balance sheets included in the filing.

Signatures, page 9

2. The annual report must also be signed by your controller or principal accounting officer. Refer to general instruction D(2)(a) of Form 10-K. If Mr. Jeffrey Glick also occupies the position of principal accounting officer, his title should be revised to indicate each capacity in which he signs the report. Otherwise, please revise to include the signature of your controller or principal accounting officer.

Exhibit 31.1 Certification

3. Please revise paragraph one of the certification to identify the company as Genesis Group Holdings, Inc. Also, revise the remainder of the certification to conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-K. In this regard, you should replace the term "small business issuer" with "registrant" throughout. Also, it appears there is a typographical error in paragraph 4(b) that should be revised.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief